MOUNTAIN VALLEY BANCSHARES, INC.
136 North Main Street
Cleveland, Georgia 30528

VIA EDGAR

Mr. Timothy A. Geishecker
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Mountain Valley Bancshares, Inc.
Registration Statement on Form SB-2 (File No. 333-112960)

Dear Mr. Geishecker:

     Pursuant to Rule 477(a) and (c) under the Securities Act of 1933, as amended (the “Act”), Mountain Valley Bancshares, Inc., a Georgia corporation (the “Company”), hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s registration statement on Form SB-2 (File No. 333-112960), filed with the SEC on February 19, 2004 (the “Registration Statement”).

     Because of the delays that are involved in obtaining Federal Reserve approval to open in a bank holding company structure, the Company has determined not to offer its securities to the public at this time. Instead, Mountain Valley Community Bank, the Company’s intended subsidiary bank, will sell securities directly and operate as a stand-alone bank (since these securities are exempt from registration under Section 3(a)(2) of the Act, no registration statement will be filed for these sales). As the Registration Statement was never declared effective, no securities were sold in connection with the proposed registered offering.

     The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. If you have any questions or comments about the foregoing, please call the undersigned at (706) 865-1905 or Michael P. Marshall, Jr., Esq. of Miller & Martin PLLC, the Company’s counsel, at (404) 962-6442.

Very truly yours

/s/ Marc J. Greene

Marc J. Greene

cc: Michael P. Marshall, Jr., Esq.